SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

DARIOHEALTH CORP.

(Name of Issuer)

Common Stock
(Title of Class of Securities)

23725P100

(CUSIP Number)

Zvi Ben-David

c/o DarioHealth Corp.

9 Halamish Street

Caesarea Industrial Park 3088900, Israel

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 3, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23725P100	13D	Page 2 of 5 Pages

1.	Names of reporting persons Zvi Ben-David
2.	Check the appropriate box if a member of group (See Instructions)	(a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (See Instructions) PF (1)
5.	Check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.	Citizenship or place of organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole voting power 577,262 (1)

	8.	Shared voting power 0

	9.	Sole dispositive power 577,262 (1)

	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 577,262 (2)
12.	Check if the aggregate amount in row (11) excludes certain shares (See Instructions)	☐
13.	Percent of class represented by amount in row (11) 7.7%
14.	Type of reporting person (See Instructions) IN

(1) Includes 35,894 vested options to purchase Common Stock and 168,753 warrants to purchase Common Stock.

(2) Based on a total of 7,264,006 shares outstanding, as reported by the Issuer in a Preliminary Proxy Statement filed with the SEC on February 3, 2017.

CUSIP No. 23725P100	13D	Page 3 of 5 Pages

Item 1.	Security and Issuer

This Statement relates to the common stock, $0.0001 par value per share (hereinafter referred to as the “Common Stock”), of DarioHealth Corp., a Delaware corporation (the “Issuer”).

The principal executive offices of the Issuer are located at 9 Halamish Street, Caesarea Industrial Park 3088900, Israel.

Item 2.	Identity and Background

(a) and (f) Zvi Ben-David (the “Reporting Person”) is an Israeli citizen.

(b) The Reporting Person’s business address is 9 Halamish Street, Caesarea Industrial Park 3088900, Israel.

(c) Chief Financial Officer of the Issuer, 9 Halamish Street, Caesarea Industrial Park 3088900, Israel.

(d) and (e) During the last five years, Mr. Ben-David has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, he is or has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Ben-David was awarded certain stock options and shares of common stock as compensation for his role as Chief Executive Officer of the Issuer or purchased such securities with personal funds.

Item 4.	Purpose of Transaction

The Reporting Person currently serves as the Chief Financial Officer of the Issuer. The securities of the Issuer were acquired for investment purposes. The Reporting Person has no plans or proposals to implicate the actions described in clauses (a) through (j) of Item 4.

Item 5.	Interest in Securities of the Issuer

(a) Mr. Ben-David may be deemed to beneficially own 466,150 shares of Common Stock of the Issuer, which constitute 6.3% of the outstanding shares of Common Stock of the Issuer, based upon 7,264,006 shares of the Common Stock outstanding as of February 3, 2017. Such shares of Common Stock include (i) 372,615 shares of Common Stock; (ii) 35,894 vested options to purchase Common Stock; and (iii) 168,753 warrants to purchase Common Stock.

CUSIP No. 23725P100	13D	Page 4 of 5 Pages

(b) Mr. Ben-David has sole voting and dispositive power of 577,262 shares of Common Stock of the Issuer. Such shares of Common Stock consist of (i) 372,615 shares of Common Stock; (ii) 35,894 vested options to purchase Common Stock; and (iii) 168,753 warrants to purchase Common Stock, as of February 3, 2017.

(c)        Not applicable.

(d) No person other than Mr. Ben-David has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported above in this Item 5 and held directly by Mr. Ben-David.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person’s options are subject to the Company’s Amended and Restated 2012 Equity Incentive Plan (the “Plan”) and option agreements issued thereunder. The Report Person is eligible to receive future grants under the Plan.

Item 7.	Material to be Filed as Exhibits

Not applicable.

CUSIP No. 23725P100	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2017

By:	/s/ Zvi Ben-David
Zvi Ben-David